UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NO. 1-5555
CUSIP NO. 949476105

[X] Form 10-K

For Period Ended: Fiscal year ended June 28, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Part 1-Registrant Information

         Wellco Enterprises, Inc.
         P. O. Box 188, 150 Westwood Circle
         Waynesville, NC 28786

PART II-Rules 12b-25(b) and (c)

The subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III- Narrative
Stated below is the reason why form 10-K will not be filed within the prescribed period:

         The Registrant manufactures boots used by U. S. Armed Forces personnel under contracts with the U. S. Department of Defense (DOD). The military action in Iraq increased the need for boots and the DOD has significantly increased boot production orders issued to the Registrant, as well as invoking a contracts surge production clause. In order to timely meet the need, the Registrant's accounting staff assumed substantial additional duties in production and shipping control procedures. Part-time accounting personnel were added to compensate for these additional duties. However, their lack of familiarity with the Registrant's accounting and reporting controls and procedures prohibited completion of all functions before the due date for filing Form 10-K for the fiscal year ended June 28, 2003.


Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification is David Lutz, 828-456-3545, extension 102.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          [x] Yes           [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of th anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the 2002 fiscal year, the Company had net income of $683,000. The Registrant believes that the results of operations for the 2003 fiscal year will be significantly greater than those for the 2002 fiscal year.


Wellco Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 29, 2003                            By: /s/ David Lutz
                                                    -----------------------
                                                    David Lutz, President